Mail Stop 4-8

								March 16, 2005

By mail and fax to: (740) 432-2743

Mark A. Severson
Chief Financial Officer
Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio 43725

Re: Camco Financial Corporation
          Form 8-K filed December 21, 2004
          File No. 000-25196

Dear Mr. Severson,

The Staff has reviewed the above-referenced filing for compliance with the requirements of Form 8-K and has the following comment in that regard.

* Expand the disclosure to state whether the principal accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Refer to Item
304 (a)(1)(ii) of Regulation S-K.

Please file an amendment via EDGAR in response to this comment within
5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time.
Such amendment should be filed under cover of Form 8-KA and should include the ITEM 4 designation. A letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit 16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding this comment to me at 202-
942-
1926.


								Sincerely,

								Chris Harley
								Staff Accountant
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